                                                                    EXHIBIT 3.3b



                              ARDENT SOFTWARE, INC.

                              AMENDMENT TO BY-LAWS


                                ----------------


     ARTICLE XIV of the By-laws of Ardent Software, Inc. (formerly VMark Software, Inc.) was amended by the Board of Directors on February 10, 1998, effective as of that date, to delete such Article in its entirety and insert in its place the following:

                        CHAIRMAN OF THE BOARD; PRESIDENT

     If a chairman of the board of directors is elected, he shall preside at all meetings of the board of directors at which he is present and, if so designated by the board, shall be the chief executive officer of the corporation.

     The president shall be chief executive officer of the corporation unless the chairman of the board of directors is so designated, in which event the president shall be the chief operating officer.

     The chief executive officer shall, subject to the direction and under the supervision of the board of directors, have general and active control of the affairs and business of the corporation and general supervision over its officers, agents and employees. He shall preside, when present, at all meetings of stockholders and shall have custody of the treasurer's bond, if any.